03 MAR -4 AM 7:21

ZURICH
FINANCIAL SERVICES

03007341

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date February 27, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services announces 2002 results and progress on 2003 restructuring program" dated February 27, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Häberling

Andres Christen

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Enclosure

dlw 3/12

News Release

03 MAR -4 AM 7:21

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services announces 2002 results and progress on 2003 restructuring program

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

- **IAS loss of USD 3.4 billion**
- **Special provisions of USD 3.5 billion**
- **Strong premium growth in Non-life insurance of 27% to USD 29.8 billion**
- **Growth in Life insurance premiums and deposits of 10% to USD 19.6 billion**
- **Strong increase in business operating profit from USD 217 million to USD 1.1 billion**
- **Concentration on execution and delivery through financial discipline, better process management, focus on core insurance businesses and centralized decision making**

Zurich, February 27, 2003 – Zurich Financial Services announced today an IAS loss of USD 3.4 billion for the year 2002, compared with a loss of USD 387 million in the previous year. Strong premium growth in 2002, as well as an improved claims and cost performance in both Non-life and Life and a reduced investment income, was more than offset by special provisions totaling USD 3.5 billion in line with the action program to refocus the company's activities and restore its profitability announced on September 5, 2002. Zurich recorded gross written premiums, policy fees and deposits (including the Farmers P&C Group Companies) of USD 62.2 billion for the year 2002, an increase of 11% over 2001. Total gross written premiums and policy fees without Farmers grew by 19% to USD 41.4 billion.

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FINANCIAL SERVICES

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said, "While our Non-life business is benefiting from the best pricing environment we have seen in 15 years, weak and fragile equity markets and record low interest rates are negatively affecting our Life business and investment result. However, we are beginning to see the impact of the action program announced on September 5. New processes and structures are in place, and our restructuring is laying the foundation for achieving strong and sustainable earnings."

Gross written premiums and policy fees in Zurich's Non-life business (excluding Farmers) rose by 27% to USD 29.8 billion. Life insurance gross written premiums and policy fees increased by 32% to USD 10.2 billion, reflecting the acquisition of the Deutsche Bank Life insurance operations in Continental Europe, which became effective in April 2002. Including insurance deposits, total Life insurance premiums grew by 10% to USD 19.6 billion. Acquisitions contributed USD 2.4 billion to this total.

The return on the company's investment portfolio was affected by the continued weakness of financial markets. Although the investment result increased by 2% to USD 6.1 billion, the sum of unrealized and realized gains and losses (including asset impairments of USD 956 million) reduced the net investment income by 24% to USD 5.0 billion, leading to a return of 2.4% on total average investments, after 2.7% the year before.

Operational efficiency improved and strategic focus sharpened

In line with the action program announced on September 5, Zurich restructured several units, booking special provisions for operational improvements and the repositioning of the Global Assets Business totaling USD 746 million after tax. This restructuring program and previous efforts are showing encouraging results. The Non-life combined ratio before special

provisions fell by 5.6 points to 103.6%. After provisioning, the combined ratio was 111.5%. Business operating profit, Zurich's internal measure for assessing performance, increased from USD 217 million to USD 1.1 billion. Cash flow from operations rose by more than USD 7 billion to USD 5.6 billion. The embedded value operating return in the Life businesses rose by 0.3 points to 9.0%, while the new business profit margin improved by 2.0 percentage points to 6.1%.

Disposals and repositioned businesses underscore the concentration on core activities and core markets. The sale of Zurich Scudder Investments to Deutsche Bank closed in April 2002, and the company exited further businesses in Central and Northern Europe. These disposals generated gains before tax of USD 498 million. An agreement to sell Rüd, Blass & Cie AG to Deutsche Bank was announced in January 2003. In addition, Zurich Capital Markets exited non-core activities, mainly in Australia. Centre will no longer write credit enhancements, and its finite risk P&C insurance and Reinsurance business has been integrated into the Zurich North America Business Division.

On September 5, management announced its intention to reduce staff by 4,500 employees by the end of 2003. At December 31, 2002, approximately 2,500 reductions had occurred. Aside from work force reductions additional cost savings were generated from reduced head office expenditures. Gross expenses at Group Head Office declined by 20% to USD 299 million.

James J. Schiro added, "Delivering on the action program announced on September 5 is not merely an exercise in cost cutting and harnessing efficiency gains; it's a project that is driving performance and bringing fundamental changes to our operational and financial processes throughout the entire organization."

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FINANCIAL SERVICES

Strengthened balance sheet and capital base management

In the first half of 2002, management conducted a thorough review of the adequacy of its Non-life insurance and Reinsurance reserves in consultation with an independent third-party actuarial firm. As a result, Zurich's net reserves were increased by USD 2.0 billion (USD 1.8 billion after tax). At December 31, global reserves for asbestos stood at USD 2.6 billion, bringing the gross survival rate for asbestos exposures to 26 years, which is above the average of US competitors. In addition to these reserve increases, management also approved write-offs totaling USD 954 million after tax, consisting of goodwill and previously capitalized software expenses. The special provisions, totaling USD 2.7 billion after tax, were reported in the company's first-half 2002 results.

Zurich has successfully raised USD 2.5 billion through a rights offering. In addition, the capital position was strengthened through issuance and the subsequent exchange of deferred exchangeable securities, contributing USD 344 million to shareholders' equity. After netting currency translation gains, net unrealized losses on financial assets and the IAS loss, shareholders' equity was USD 16.8 billion at December 31, 2002, compared with USD 17.7 billion in the year before. The company has lowered its exposure to volatile equity markets. By year-end the share of equities for which it bears investment risk was reduced to 8.3% of the total investment portfolio, compared with 12.1% in the prior year.

For the 2002 financial year, the Board of Directors will propose to shareholders at the Annual General Meeting, to be held on April 30, a payout of CHF 1 per share in form of a reduction of the nominal value.

James J. Schiro concluded, "Last year, we began the process of restructuring by returning to fundamentals and repositioning the company as an

insurance-based financial services provider. We improved controls and early warning systems, and we will take corrective actions as new challenges emerge. I am encouraged by the resolve of our employees in turning this company around."

Performance by Business Segment

Non-Life Insurance

Non-life insurance operations recorded gross written premiums and policy fees of USD 29.8 billion in 2002. This strong growth, driven by rate increases in key markets, was negatively affected by a decline in capital gains and investment income. Before special provisions of USD 1.5 billion for reserve strengthening and goodwill amortizations and USD 275 million for operational improvements, net income improved from USD 338 million in 2001 to a profit of USD 422 million. The combined ratio before special provisions improved significantly to 103.6% from 109.2%. Business operating profit rose from a loss of USD 128 million in 2001 to a profit of USD 403 million in 2002.

Life Insurance

Life insurance gross written premiums, policy fees and insurance deposits recorded a 10% growth of USD 1.8 billion to USD 19.6 billion. The acquisition of the Deutsche Bank's former Life operations in Continental Europe contributed USD 2.4 billion to this total. Net investment income, including realized and unrealized capital gains, decreased by USD 98 million, or 3%. A special provision of USD 655 million was taken for goodwill amortizations and operational write offs. Net income before special provisions decreased to USD 358 million from USD 614 million. Business operating profit in the Life insurance segment decreased marginally to USD 739 million.

Farmers Management Services

Farmers Management Services' pre-provision net income improved from USD 501 million to USD 563 million. This performance is the result of a 6% increase in management fees and other related revenue, both benefiting from growth in premiums of the Farmers P&C Group Companies (which Zurich Financial Services manages, but does not own) as well as from rate increases in the personal lines insurance market in the US. Net investment income, including realized and unrealized capital gains, increased by USD 17 million, primarily due to lower impairment charges on the equity security portfolio. Business operating profit of Farmers Management Services increased from USD 853 million to USD 916 million in 2002.

Capital Markets & Banking

Capital Markets & Banking recorded a pre-provision loss of USD 125 million in 2002, compared with a net income of USD 89 million in 2001. This segment was impacted by after tax restructuring provisions of USD 169 million in 2002 after the decision to focus on Zurich Capital Markets' core strengths and to exit the online banking sector in the UK. Business operating profit in the Capital Market & Banking segment decreased from a profit of USD 75 million in 2001 to a loss of USD 149 million in 2002.

Centre

The Centre segment reported a pre-provision loss of USD 140 million, after a pre-provision net income of USD 161 million in 2001.The business operating profit for Centre decreased from a profit of USD 46 million in 2001 to a loss of USD 130 million in 2002.

ZURICH
FINANCIAL SERVICES

Asset Management

In April and May 2002 the company completed the sale of Zurich Scudder Investments – excluding the Threadneedle businesses in the UK – and the asset management operations in Italy and Germany to Deutsche Bank. The sale contributed after tax gains of USD 393 million. Excluding these gains and special provisions, net income improved from a loss of USD 33 million to a net income of USD 31 million in 2002. Business operating profit from the Asset Management segment increased from a loss of USD 39 million in 2001 to a profit of USD 24 million in 2002.

Reinsurance – run-off

The third-party Reinsurance business known as Zurich Re was separated out in 2001 into a new entity, Converium, wholly owned by Zurich Financial Services. In December 2001, the company disposed of its holding of the share capital of Converium by way of an initial public offering and exited the third party Reinsurance business. It became a run-off operation, and the segment's results now include only the run-off of certain liabilities retained by the company. The pre-provision income improved from a loss of USD 27 million in 2001 to a profit of USD 98 million in 2002. The Business operating profit in the Reinsurance – run-off segment increased from a loss of USD 386 million to a profit of USD 125 million in 2002.

Corporate

The Corporate segment includes the company's holding companies, expenses at Group Head Office, central financing vehicles and certain businesses in run-off. It reported a loss of USD 1.6 billion, compared with a loss of USD 1.3 billion in 2001. The Business operating profit in the Corporate segment improved from a loss of USD 945 million in 2001 to a loss of USD 808 million in 2002.

ZURICH
FINANCIAL SERVICES

Note to editors:

See appendix for financial highlights.

The press conference will take place today at 11:00 a.m. at the Zurich Development Center, Keltenstrasse 48, Zurich.

The presentation for investors and analysts will be webcast on our homepage www.zurich.com live at 8:30 a.m. CET followed by a webcast playback available after 1 p.m.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking

ZURICH
FINANCIAL SERVICES

statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our core markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted, that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.

ZURICH FINANCIAL SERVICES

Zurich Financial Services: Financial Highlights

Consolidated operating statements (years ended 31 December) in USD millions	2002	2001	Change in %
Gross written premiums, policy fees, insurance deposits and premiums written by the Farmers P&C Group (excluding Farmers Re and other Group companies)[1]	**62,184**	56,194	11%
Gross written premiums and policy fees	**41,443**	34,764	19%
Net earned premiums and policy fees	**31,367**	27,250	15%
Management fees	**2,353**	3,107	-24%
Net investment income	**6,123**	5,989	2%
Net realized and unrealized capital gains and losses, including impairments	**- 1,107**	648	- 271%
Net gain on disposal of businesses	**498**	298	67%
Other income	**1,214**	1,178	3%
Total revenues	**40,448**	38,470	5%
Insurance benefits and losses	**- 27,452**	- 24,482	12%
Policyholder dividends and participation in profit	**- 909**	- 371	145%
Other costs and expenses	**- 14,320**	- 13,265	8%
Amortization of goodwill and other intangible assets	**- 1,344**	- 567	137%
Total benefits, losses and expenses	**- 44,025**	- 38,685	14%
Loss before income tax benefits / (expenses)	**- 3,577**	- 215	1564%
Net loss	**- 3,430**	- 387	786%
Net income before special provisions[2]	**28**	319	- 91%
Business operating profit[3]	**1,120**	217	416%
Consolidated balance sheet figures (as at 31 December)			
Total investments[4]	**163,788**	122,818	33%
Insurance liabilities, gross	**155,887**	114,269	36%
Senior and subordinated debt	**4,438**	4,687	- 5%
Total shareholders' equity	**16,805**	17,742	- 5%
Return on common stockholders' equity[5]			
Return on equity	**- 21.2%**	- 2.1%	-19.1 pts
Business operating profit (after tax) return on equity	**4.8%**	0.8%	4.0 pts
Non-life combined ratio			
Net combined ratio	**111.5%**	110.9%	0.6 pts
Net combined ratio, before special provisions	**103.6%**	109.2%	- 5.6 pts
Life embedded value information:			
Embedded value operating return on equity	**9.0%**	8.7%	0.3 pts
New business profit margin (APE)	**6.1%**	4.1%	2.0 pts
Per share data in USD (Years ended 31 December)			
Basic and diluted loss per share in USD	**- 36.63**	- 4.63	- 32.00

1 This includes the gross written premiums of the Farmers P&C Group, which we do not own, but to which we provide management services, totaling USD 13,527 million in 2002 and USD 12,762 million in 2001. Internal reinsurance written by Farmers Re and other Group companies has been eliminated to avoid "double-counting". In accordance with the Group's accounting policies, life investment deposits collected from policyholders are not shown as premiums.

2 For a description of special provisions, see Operating Review – Overview.

3 For a definition of Business Operating Profit, see Operating Review – Overview.

4 2001 amount has been restated to conform to current year presentation.

5 Shareholders' equity on preferred securities is excluded from the calculation of return on equity.

Zurich, February 27, 2003

ZURICH
FINANCIAL SERVICES

Zurich Financial Services: Financial Highlights

Consolidated operating statements (years ended 31 December) in USD millions	2002	2001	Change in %
Gross written premiums, policy fees, insurance deposits and premiums written by the Farmers P&C Group (excluding Farmers Re and other Group companies)[1]	**62,184**	56,194	11%
Gross written premiums and policy fees	**41,443**	34,764	19%
Net earned premiums and policy fees	**31,367**	27,250	15%
Management fees	**2,353**	3,107	-24%
Net investment income	**6,123**	5,989	2%
Net realized and unrealized capital gains and losses, including impairments	**- 1,107**	648	- 271%
Net gain on disposal of businesses	**498**	298	67%
Other income	**1,214**	1,178	3%
Total revenues	**40,448**	38,470	5%
Insurance benefits and losses	**- 27,452**	- 24,482	12%
Policyholder dividends and participation in profit	**- 909**	- 371	145%
Other costs and expenses	**- 14,320**	- 13,265	8%
Amortization of goodwill and other intangible assets	**- 1,344**	- 567	137%
Total benefits, losses and expenses	**- 44,025**	- 38,685	14%
Loss before income tax benefits / (expenses)	**- 3,577**	- 215	1564%
Net loss	**- 3,430**	- 387	786%
Net income before special provisions[2]	**28**	319	- 91%
Business operating profit[3]	**1,120**	217	416%
Consolidated balance sheet figures (as at 31 December)			
Total investments[4]	**163,788**	122,818	33%
Insurance liabilities, gross	**155,887**	114,269	36%
Senior and subordinated debt	**4,438**	4,687	- 5%
Total shareholders' equity	**16,805**	17,742	- 5%
Return on common stockholders' equity[5]			
Return on equity	**- 21.2%**	- 2.1%	-19.1 pts
Business operating profit (after tax) return on equity	**4.8%**	0.8%	4.0 pts
Non-life combined ratio			
Net combined ratio	**111.5%**	110.9%	0.6 pts
Net combined ratio, before special provisions	**103.6%**	109.2%	- 5.6 pts
Life embedded value information:			
Embedded value operating return on equity	**9.0%**	8.7%	0.3 pts
New business profit margin (APE)	**6.1%**	4.1%	2.0 pts
Per share data in USD (Years ended 31 December)			
Basic and diluted loss per share in USD	**- 36.63**	- 4.63	- 32.00

1 This includes the gross written premiums of the Farmers P&C Group, which we do not own, but to which we provide management services, totaling USD 13,527 million in 2002 and USD 12,762 million in 2001. Internal reinsurance written by Farmers Re and other Group companies has been eliminated to avoid "double-counting". In accordance with the Group's accounting policies, life investment deposits collected from policyholders are not shown as premiums.

2 For a description of special provisions, see Operating Review – Overview.

3 For a definition of Business Operating Profit, see Operating Review – Overview.

4 2001 amount has been restated to conform to current year presentation.

5 Shareholders' equity on preferred securities is excluded from the calculation of return on equity.

Zurich, February 27, 2003